
SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2007
WASH. D.C.
209
SECTION


07006649

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-23081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HVB CAPITAL MARKETS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 42ND STREET
(No and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID MORGAN 212-672-6256
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT

WEISER LLP
(Name)

135 West 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Morgan** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HVB CAPITAL MARKETS, INC.** as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None.



Signature

President
Title



Notary Public


JOHN J. GALLAGHER
Notary Public, State of New York
Qualified in Nassau County
Commission Expires March 30, 1999
JAN. 31, 2011

This report contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1503-3.
(i) Information Relating to the Possession or Control Requirements Under Rule I 5c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of cerium', portions r,f this filing, see section 240.17o-5(e)(3).*

HVB CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of HVB US Finance Inc.)

Table of Contents


Weiser


Weiser

Independent Auditors' Report

To Board of Directors and Stockholder
HVB Capital Markets, Inc.

We have audited the accompanying statement of financial condition of HVB Capital Markets, Inc. (the "Company") as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HVB Capital Markets, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
March 29, 2007

HVB CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of HVB US Finance Inc.)

Statement of Financial Condition

December 31, 2006

Assets		
Due from clearing broker	$	109,774
Marketable securities, principally Commercial Paper		30,485,387
Investments in private investment companies		435,502
Underwriting fees receivable		2,539,522
Financial advisory fees receivable		73,035
Accounts receivable		792,014
Due from affiliated companies		457,636
Accrued interest receivable		744
Total assets	$	34,893,614
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	5,752,713
Income tax payable		98,196
Deferred tax liability		1,085,193
Total liabilities		6,936,102
Stockholder's equity:		
Common stock, $100 par value; authorized, issued, and outstanding, 1,000 shares		100,000
Additional paid-in capital		13,032,416
Retained earnings		14,825,096
Total stockholder's equity		27,957,512
Total liabilities and stockholder's equity	$	34,893,614

See accompanying notes to financial statement.

HVB CAPITAL MARKETS, Inc.

(A Wholly Owned Subsidiary of HVB US Finance Inc.)

Notes to the Financial Statement

December 31, 2006

(1) Summary of Business and Significant Accounting Policies

(a) Nature of Operations and Organization

HVB Capital Markets, Inc. (the Company) is a wholly owned subsidiary of HVB US Finance Inc. ("HVBUSF"). The Company was incorporated in New York in 1978. HVBUSF is a wholly owned subsidiary of Bayerische Hypo-und Vereinsbank AG, Munich ("HVB Bank") or the ("Parent"). HVBUSF also owns HVB Capital Management, Inc. ("HVBCMGMT"), a registered investment advisor under Section 203(c) of the Investment Advisers Act of 1940.

The Company is based in the United States and conducts business from its office in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include foreign securities order flow. In addition, the Company provides corporate financial to both its clients and customers of the Parent and its affiliates in the U.S. market. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operations had the Company been operated as an unaffiliated entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (ii) of the rule.

(b) Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned or sold short are stated at quoted market prices, which are at fair value, with unrealized gains or losses reflected in the statement of operations. The Company's trading activities include selling equity securities short. Subsequent market fluctuations may require the Company to purchase securities at prices, which may differ from the market value reflected in the Company's statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable, primarily investments in private investment companies, are valued at fair value as determined by management. In determining the estimated fair value, the Company considers all appropriate factors relevant to such investments and consistently applies the procedures for arriving at estimated fair value.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on the deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

HVB CAPITAL MARKETS, Inc.

(A Wholly Owned Subsidiary of HVB US Finance Inc.)

Notes to the Financial Statement

December 31, 2006

The Company is included in the consolidated federal income tax return of HVBUSF and is included in the combined New York State and City tax return of the combined group of Article 9A of the New York State Tax Code. As a result, the Company is allocated its share of Federal and state income taxes on a proportionate basis relative to its net income and losses.

(d) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2) Investments in Private Investment Companies

The Company has investments in private investment companies at December 31, 2006 as follows:

Golden Rooster LLC	$	404,420
Boston Capital Ventures V, LLC		31,082
	$	435,502

Golden Rooster LLC shares are accounted for at fair value as estimated by management of the Company.

The Boston Capital Ventures investment was entered into by a commitment to invest $41,100 of which $31,082 was funded through calendar year 2006. Such investment is accounted for at fair value as estimated by management of the Company.

(3) Employee Benefit Plans

The Company offers retirement benefits to its employees under a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code. The New York branch of HVB Bank administers the plan. All full-time employees who meet certain eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $15,000 for the 2006 calendar year. Under this plan, the Company contributes an additional 50% of the contributions made by the Company's eligible employees.

In addition, the Company offers retirement benefits to substantially all employees who meet certain age and eligibility requirements under its noncontributory cash balance plan. This plan is also administered by the New York branch of HVB Bank and managed by HVBMGMT.

(4) Income Taxes

Deferred taxes arise primarily due to differences in the method of reporting profits and losses from the Company's expenses related to deferred compensation arrangements.

The Company records a deferred tax asset relating to the unrecognized benefit of all temporary differences that will result in future tax deductions and a deferred liability relating to the unrecognized obligation of all temporary differences that will result in a future tax expense. A valuation allowance is recognized if it is more likely than not that some portion or the entire deferred tax asset will not be realized based on a review of the available evidence. As a result, valuation allowances have not been recorded against the deferred tax asset.

The components of the deferred taxes are as follows:

State tax benefit	$	78,943
Deferred Bonus		176,337
Partnership investments		(1,586,596)
9A Group – Net Operating Losses		206,639
Other		39,484
	$	(1,085,193)

(5) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed. The Company has placed a $109,774 deposit with such clearing broker.

HVB CAPITAL MARKETS, Inc.

(A Wholly Owned Subsidiary of HVB US Finance Inc.)

Notes to the Financial Statement

December 31, 2006

(6) Related Party Transactions

Investment Banking

As of December 31, 2006 approximately $73,034 is included as a net financial advisory receivable with expected scheduled cash flow to be primarily received by the Company until calendar year ending December 31, 2007.

Due from Affiliates

The due from affiliates represent amounts held by the New York branch of HVB Bank in an operating bank account for the purpose of paying expenses for normal operating activities. Due to affiliates represents amounts due under a cooperation service level agreement for the western and eastern European securities order flow to institutions.

Rent and Occupancy

The Company utilizes office space from an affiliate and paid $195,662, in office rental expense and certain other costs during 2006.

(7) Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, *Disclosures About Fair Value of Financial Instruments* requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all of the Company's financial instruments are carried at, or approximate, fair value.

END